Exhibit 21.1

## LIST OF SUBSIDIARIES

Set forth below is a list of all subsidiaries of the Company as of December 31, 2005 the assets and operations of which are included in the Consolidated Financial Statements of NTK Holdings, Inc., except subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary:

| NAME OF SUBSIDIARY | Jurisdiction |
| --- | --- |
| Nortek Holdings, Inc. | Delaware |
| Nortek, Inc. | Delaware |
| Best S.p.A. | Italy |
| Best Deutschland GmbH | Germany |
| Best France S.A. | France |
| Broan-NuTone Canada, Inc. | Ontario, Canada |
| Venmar Ventilation Inc. | Quebec, Canada |
| Innergy Tech Inc. | Quebec, Canada |
| Venmar CES, Inc. | Saskatchewan, Canada |
| Venmar Ventilation (H.D.H.) Inc. | Quebec, Canada |
| Broan-NuTone LLC | Delaware |
| Aubrey Manufacturing, Inc. | Delaware |
| Broan Building Products (Huizhou) Co., Ltd. | China |
| NuTone Inc. | Delaware |
| Rangaire LP | Delaware |
| Eaton-Williams Holding Limited | United Kingdom |
| Elektromec S.p.A. | Italy |
| Jensen Industries, Inc. | Delaware |
| Linear LLC | California |
| Elan Home Systems, L.L.C. | Kentucky |
| GTO, Inc. | Flordia |
| M&S Systems, LP | Delaware |
| Niles Audio Corporation | Delaware |
| OmniMount Systems, Inc. | Michigan |
| Operator Specialty Company, Inc. | Michigan |
| Panamax Inc. | California |
| SpeakerCraft, Inc. | Delaware |
| Sunfire Corporation | Delaware |
| Xantech Corporation | California |
| Linear H.K. Manufacturing Ltd. | Hong Kong |
| Nordyne Inc. | Delaware |
| NORDYNE International, Inc. | Delaware |
| CES Group, Inc. | Delaware |
| Governair Corporation | Oklahoma |
| Mammoth, Inc. | Delaware |
| Mammoth China, Ltd. | Delaware |
| Temtrol, Inc. | Oklahoma |
| Ventrol Air Handling Systems Inc. | Quebec, Canada |
| Webco, Inc. | Missouri |